SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES ACT OF 1934

For the fiscal year ended December 31, 2008

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____ .

Commission file number 1-13740

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Borders Group, Inc. Savings Plan

B.	Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

Borders Group, Inc.
100 Phoenix Drive
Ann Arbor, MI  48108

(734) 477-1100
(Registrant’s telephone number, including area code)

Borders Group, Inc. Savings Plan
Index to Audited Financial Statements and Supplemental Schedule

Page(s)

Report of Independent Registered Public Accounting Firm                                                                                                                                              1

Audited Financial Statements:

Statements of Net Assets Available for Benefits                                                                                                                                                                                                                                      2

Statement of Changes in Net Assets Available for Benefits                                                                                                                                                                                                                   3

Notes to Financial Statements                                                                                                                                                                                                                                                                 4-12

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)                                                                                                                                                                                                       13

Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Signatures                                                                                                                                                                                                                                                                                                        14

Exhibit Index                                                                                                                                                                                                                                                                                                     15

Borders Group, Inc. Savings Plan
Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statements of net assets available for benefits of Borders Group, Inc. Savings Plan (the Plan) as of December 31, 2008 and 2007 and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007 and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

Detroit, Michigan
June 23, 2009

Borders Group, Inc. Savings Plan
Statement of Net Assets Available for Benefits

	December 31,
	2008	2007

Cash	$51,735	$232,831

Investments at fair value (participant-directed)	96,930,958	149,765,342

Receivables
Accrued investment income	24,524	21,527
Net assets reflecting investments at fair value	97,007,217	150,019,700
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	3,304,856	218,331
Net assets available for benefits	$100,312,073	$150,238,031

See Notes to Financial Statements.

Borders Group, Inc. Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31,
2008

Additions to net assets attributed to:
Investment (loss) income:
Net realized and unrealized depreciation in fair value of investments	$(45,237,664)
Dividends and interest	4,145,162

Total investment loss	(41,092,502)

Contributions:
Participants	10,396,731
Employer	2,126,175

Total contributions	12,522,906

Other	30,485

Total additions	(28,539,111)

Deductions from net assets attributed to:
Participant withdrawals	21,255,818
Administrative expenses	51,078
Other	79,951

Total deductions	21,386,847

Decrease in net assets	(49,925,958)

Net Assets:
Beginning of year	150,238,031

End of year	$100,312,073

See Notes to Financial Statements.

Borders Group, Inc. Savings Plan
Notes to Financial Statements

1.       Plan Description

The following description of the Borders Group, Inc. Savings Plan (the “Plan”) provides general information about the Plan’s provisions.  Borders Group, Inc. (the “Company”) is the Plan Sponsor. Participants should refer to the Borders Group, Inc. Savings Plan (“Plan Agreement”) for a more complete description of the Plan's provisions.

General

The Plan, as amended and restated, effective January 1, 2008, is a defined contribution plan covering substantially all employees of the Company who have six months of eligible service, as defined, and are age 21 or older.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Merrill Lynch Trust Company, FSB (“Merrill Lynch”) is the trustee of the Plan.  Borders Group, Inc. serves as the Plan Administrator. The Board of Directors has delegated certain administrative functions to the Borders Group, Inc. Savings Plan Committee.

Contributions

Each year, participants may elect to contribute to the Plan up to 50% in 1% increments of their annual compensation on a pre-tax and/or after-tax basis in any Plan year.  The total amount of their pre-tax and after-tax contributions cannot exceed 50% of their eligible compensation. For purposes of computing allowable participant contributions, participant compensation includes an employee's base salary or wages, bonus, commissions and overtime pay.  Contributions by or on behalf of highly compensated employees are limited by applicable discrimination rules.

The Company can provide for both matching and discretionary contributions.  Through June 30, 2008 company matching contributions were provided at a rate of 50% of the first 6 % of compensation that a participant contributed to the Plan.

Effective July 1, 2008, the Company suspended its matching contributions to the Borders Group, Inc. Savings Plan.  This decision was made in direct response to current business conditions. The Company plans to review the matching of contributions on a quarterly basis. During the year, the Company did not reinstate the matching of contributions.

Participants direct their elective contributions into various options offered by the Plan.

Participant Accounts

Each participant's account is credited with the participant's contribution, matching and discretionary Company contributions, if any, and earnings/(losses) on the investments in which the participant’s account is invested.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Borders Group, Inc. Savings Plan
Notes to Financial Statements

1.    Plan Description (continued)

Participants employed prior to January 1, 2002 are fully vested at all times in their account balance.  Participants employed on or after January 1, 2002 become vested in contributions from the Employer as follows: 50% after one year of service, 75% after two years, and 100% after three years. Forfeitures are used first to restore account balances of reemployed participants pursuant to the Plan, second to reduce Company contributions pursuant to the Plan and third to pay Plan expenses. During the year, the plan allocated $246 of non-vested forfeitures to reduce Employer contributions. At December 31, 2008, the plan has $299,360 in unallocated forfeitures. Participants are fully vested at all times in the portion of their account balance attributable to their contributions.

Effective July 15, 2008, the Borders Group, Inc. stock investment option was frozen. No future contributions or fund transfers into Borders stock are allowed.

Participant Loans

Participants may borrow an amount equal to the lesser of $50,000 or up to 50% of their account balance.  Loan repayments, including interest, are made through payroll deductions.  The range of interest rates in effect for all outstanding loans at December 31, 2008 was 5.0% to 10.5%.  Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. Loan balances of terminated employees that are not repaid by the last day of the calendar quarter that begins after the employee’s termination date are treated as distributions.

Payment of Benefits

Upon termination of service, attainment of age 59-1/2, death or any other distributive event as defined in the Plan document, participants or their beneficiaries may elect to receive either a lump-sum amount equal to the value of their account balances or fixed periodic payments, subject to certain limitations.  Participants who leave the Company may allow their balances to remain in the Plan if their account balance is greater than $5,000.

Administrative Expenses

Certain administrative expenses are paid by the Plan. Remaining administrative expenses, such as accounting, trustee and legal fees, are paid by the Company. Participants in the Borders Group, Inc. Savings Plan do not pay a specific per participant charge for administrative fees.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Borders Group, Inc. Savings Plan
Notes to Financial Statements

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The fair value of the Plan’s mutual fund investments and common stocks are determined by quoted market prices on the last day of the Plan year.  Participant loans are stated at cost, which approximates fair value. Investment transactions are recorded as of the trade date.

Investments in guaranteed investment contracts (GICs) represent deposits which guarantee a stated interest rate for the term of the contracts.  The fair value of GICs is determined based on the sum of the present value of all projected future cash flows of each investment, discounted by current market interest rates for similar investments. Investments in synthetic investment contracts (SGICs) are a combination of a portfolio of securities plus a wrapper contract issued by a financially responsible third-party. The synthetic GIC wrapper contracts are valued by determining the difference between the present value of the replacement cost of the wrapper contract and the present value of the contractually obligated payments in the original wrapper contract.

   Adjustment from Fair Value to Contract Value
The amount represents the difference between market value and contract value of GICs in the Retirement Preservation Trust, which invest in these types of investments.

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”).

As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value.  AICPA Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Borders Group, Inc. Savings Plan
Notes to Financial Statements

3.  Fair Value Measurements

The Plan adopted Statement on Financial Accounting Standards No. 157 (SFAS No. 157), Fair Value Measurement, effective January 1, 2008. In addition, the Plan adopted FAS 157-3, determining the fair value of a financial asset when the market for an asset is not active, upon its issuance in October 2008. This standard defines fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about fair value measurements.

The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The fair value hierarchy under SFAS No. 157 was established to distinguish between those inputs that are observable and unobservable.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3).

The three levels of the fair value hierarchy under SFAS No. 157 are described as follows:

Level 1 - Unadjusted quoted prices in an active market for identical assets or liabilities. The mutual funds included in the Plan are considered Level 1 as these prices are observable in the open stock market. Therefore, the Company has selected use of the market approach.

Level 2 – Inputs other than quoted prices that are observable for the asset or liability.  The common/collective trusts in the Plan are considered Level 2 as these prices are not actively traded on the open stock market.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurements.  Participant’s loans in the Plan are considered Level 3, which are valued at amortized costs.

Borders Group, Inc. Savings Plan
Notes to Financial Statements

3.   Fair Value Measurements (continued)

     The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

Assets at Fair Value as of December 31, 2008

	Level 1	Level 2	Level 3	Total
Mutual Funds	$62,735,399	$-	$-	$62,735,399
Common/Collective Trusts	-	34,637,765	-	34,637,765
Common Stock	90,145	-	-	90,145
Participants Loans	-	-	2,772,505	2,772,505
Total assets at fair value	$62,825,544	$34,637,765	$2,772,505	$100,235,814

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008:

Participant Loans
Balance, Beginning of year	$2,888,846
Realized gains/(losses)	-
Unrealized gains/(losses)	-
Purchases, sales, issuances and settlements (net)	(116,341)
Balance, End of year	$2,772,505

Borders Group, Inc. Savings Plan
Notes to Financial Statements

4.   Investments

     The following presents investments that represent five percent or more of the Plan’s net assets.
	December 31,
	2008	2007

Merrill Lynch Retirement Preservation Trust	$23,775,562	$23,781,171
Davis New York Venture CL Y	16,947,099	-
PIMCO Total Return Portfolio Institutional	11,719,961	-
Merrill Lynch Equity Index Trust XIII	8,468,992	14,647,173
American Growth Fund of America R	7,830,402	-
AIM International Growth Institutional	5,647,572	-
Harbor International Fund	5,343,162	-
Van Kampen Growth & Income I	5,038,119	-

During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Mutual funds	$(42,507,117)
Common stocks	(2,730,547)
$(45,237,664)

5.	Investment Contracts

All investment contracts held in the Retirement Preservation Trust (the Trust) are fully benefit-responsive.  All contracts are effected directly between the Trust and the wrapper or issuer of the benefit responsive feature.  The Trust is prohibited from assigning or selling the contracts to another party without the consent of the wrapper or issuer.

Traditional GICs are designed to provide a fixed return on principal invested for a specific period of time.  The issuer of a traditional GIC is a financially responsible counterparty, typically an insurance company or bank.  The issuer accepts a deposit from the Trust and purchases investments, which are held by the issuer.  The issuer is contractually obligated to repay principal and interest at the stated coupon rate to the Trust, and guarantees liquidity at contract value prior to maturity for permitted participant-initiated withdrawals from the Trust.  The investments underlying a synthetic GIC are owned by the Trust. Synthetic GICs consist of a portfolio of underlying assets owned by the Trust, and a wrap contract issued by a financially responsible third party, typically a bank, insurance company, or other financial services institution.  The issuer of the wrap contract provides for unscheduled withdrawals from the contract at contract value, regardless of the value of the underlying assets, in order to fund permitted participant-initiated withdrawals from the Trust.  Synthetic GICs provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero.

Borders Group, Inc. Savings Plan
Notes to Financial Statements

5.	Investment Contracts (continued)

The interest crediting rate for each investment contract is determined as follows:  the current yield to maturity of the underlying investments plus or minus an adjustment for any difference between the contract value and fair value of securities taken over the contract value and the duration of the securities.  The key factors that could influence future crediting rates are changes to market interest rates, changes in the market value of securities, changes in the duration or weighted average life of securities and deposits or withdrawals to investment contracts.  All investment contracts have a zero percent minimum interest-crediting rate.  All investment contracts are reset at least quarterly, although under certain circumstances such as a large deposit or withdrawal, they may be reset more frequently.

As interest rates rise, the market value of the underlying securities declines and when interest rates fall, the market value of the underlying securities rises.  The relationship to future crediting interest rates based on a change in interest rates up or down will generally have minimal impact on the crediting rate since the change in rates will generally be offset by the change in market value, except when there is a change in duration.  Duration is a measure of average life of all cash flows in the portfolio on a present value basis.  A change in duration when market value declines will reduce the crediting rate if duration shortens and increase the crediting rate if duration lengthens.  A change in duration when market value rises will increase the crediting rate when duration falls and decrease the crediting rate when duration rises.  Any deposit or withdrawal to the investment contract will impact the crediting rate based on the relative size of the deposit or withdrawal .The average yield earned by the Trust at December 31, 2008 and 2007 was 9.49% and 5.50%, respectively.  The average yield earned by the Trust with an adjustment to reflect the actual interest rate credited to participants in the Trust at December 31, 2008 and 2007 was 4.10% and 5.12%, respectively.

Events That Limit the Ability of the Plan to Transact at Contract Value

The existence of certain conditions can limit the Trust’s ability to transact at contract value with the issuers of its investment contracts. These events include Plan disqualification, termination of the Plan, a material adverse change to the provisions of the Plan, the Company’s election to withdraw from a wrapper contract in order to change to a different investment provider, or if the terms of a successor plan (in the effect of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. The Company does not consider these events as probable.

Borders Group, Inc. Savings Plan
Notes to Financial Statements

5.	Investment Contracts (continued)

Transfer Events by the Issuer

The issuer may terminate a benefit responsive contract with the Trust due to, but not limited to, a failure of the Trust to comply with contractual requirements, a material misrepresentation of the Trust, failure to remain a group trust qualified under the Internal Revenue Code, or a merger or termination of the Trust.  Upon such an event that remains unresolved after sufficient notice has been made, the issuer may terminate at a settlement amount other than the contract value.

6.	Plan Termination

Although the Company has expressed no intent to do so, the Company has reserved the right to terminate the Plan or to permanently discontinue making contributions to the Plan by resolution of its Board of Directors. Upon a termination or partial termination of the Plan, or upon the permanent suspension of contributions by an Employer, the accounts of each Participant affected by such termination, partial termination, or suspension shall become fully vested and nonforfeitable.  The value of the participant accounts will be determined as of the effective date of the termination and be distributed as provided by the Plan.

7.	Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market volatility and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8.       Related Party Transactions

Certain plan investments are shares of mutual funds managed by the trustee, Merrill Lynch. The investments in mutual funds managed by Merrill Lynch and the investment in company stock qualify as party-in-interest transactions. There have been no known prohibited transactions with a party-in-interest.

9.	Tax Status of Plan

The Plan has received a determination letter from the Internal Revenue Service dated August 12, 2002, stating that the Plan is qualified under Section 401 (a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Borders Group, Inc. Savings Plan
Notes to Financial Statements

10.          Differences Between Financial Statements and Form 5500

The following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Form 5500:

December 31, 2008
Net assets available for benefits per the financial statements	$100,312,073
Less: Adjustments from fair value to contract value for fully benefit-responsive investment contracts	3,304,856
Net assets available for benefits per the Form 5500	$97,007,217

The following is a reconciliation of net investment income per the financial statements to Form 5500:

December 31, 2008
Net investment loss	$(41,092,502)
Less: Changes in adjustments from fair value to contract value for fully benefit-responsive investment contracts	3,304,856
Total investment loss per the Form 5500	$(44,397,358)

Borders Group, Inc. Savings Plan
Schedule of Assets (Held at End of Year)

EIN # 38-3294588                                                                                                                        Schedule H, Line4i
Plan # 001
December 31, 2008
	Identity of issuer, borrower, lessor, or similar party			Current Value

*	Merrill Lynch Retirement Preservation Trust	23,775,562.089	Shares	$23,775,562
	Davis New York Venture CL Y	710,570.172	Shares	16,947,099
	PIMCO Total Return Portfolio Institutional	1,155,814.693	Shares	11,719,961
*	Merrill Lynch Equity Index Trust XIII	1,089,960.407	Shares	8,468,992
	American Growth Fund of America R	383,092.092	Shares	7,830,402
	AIM International Growth Institutional	300,722.668	Shares	5,647,572
	Harbor International Fund	133,846.747	Shares	5,343,162
	Van Kampen Growth & Income I	356,302.644	Shares	5,038,119
	Goldman Sachs Mid Cap Value I	155,483.784	Shares	3,451,740
	JP Morgan Small Cap Growth Fund A	454,247.098	Shares	2,734,568
	Van Kampen Small Cap Value I	197,409.734	Shares	2,205,067
	Alger Midcap Growth Institutional Port	224,578.474	Shares	1,769,678
*	Merrill Lynch Institutional Index Trust CT Tier 2	111,494.010	Shares	1,440,504
	NTGI QM CT Aggregate Bond Index Tier M	2,526.075	Shares	952,707
*	Borders Group, Inc. Common Stock	225,344.579	Shares	90,138
*	Merrill Lynch Extended Market	7,001.609	Shares	48,031
	Kmart Corporation Common Stock	68,970.967	Shares	7
*	Participants Loans	5.0% - 10.50%	Interest rate	2,772,505
				$100,235,814
*	Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed by the undersigned thereunto duly authorized.

Date:  June 25, 2009                                                                                            Borders Group, Inc. Savings Plan
            (Name of the Plan)

           By:  SAVINGS PLAN COMMITTEE

                                                               /s/MARK BIERLEY
                                                                                                                                       Mark R. Bierley
                                           Executive Vice President and
                                           Chief Financial Officer
                                           (Principal Financial and
                                           Accounting Officer)

                                                                                                                                                                                                                                                                                                                     15

EXHIBIT INDEX
DESCRIPTION OF EXHIBITS

Exhibits:
23	Consent of Independent Registered Public Accounting Firm.